February 18, 2011

Amanasu Techno Holdings Corporation
445 Park Avenue Center 10th Floor
New York, NY 10022

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Tracey McKoy

Dear Ms. McKoy
Please accept this letter as our response to your letter of comment, dated December 29, 2010. Your letter contained two comments and we will respond to them in order.

  We have provided an explanatory note in a second amendment to our Form 10-K filing, which conforms to your request.
  The accountant's opinion accompanying the financial statements in the amended filing contains an explanatory paragraph, as you suggested.
  The changes you suggested have been incorporated in the amended filing.
  The requested changes have been incorporated in the amended filing.
  The requested 8-K with Item 4.02(a) will be filled accordingly.
  We have changed our statement on disclosure controls in the amended filing to indicate they were not effective.
  We have changed the statement in the amended filing to indicate that internal controls over financial reporting were not effective.
  We will follow your instructions in future filings.
  We have made adjustments to our internal controls in order to improve future accuracy of filings. Please see a detailed statement in the filing.
I trust that this response to your letter of comment is satisfactory.

Yours Sincerely,
/s/ Atsushi Maki
Atsushi Maki
Chairman & Chief Executive Officer